FORM 6-K

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer
March 13, 2003

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Commission file number:  333-14278

WIMM-BILL-DANN FOODS OJSC

(Exact name of Registrant as specified in its charter)

Russian Federation

(Jurisdiction of incorporation or organization)

16, Yauzsky Boulevard

Moscow 109028

Russian Federation

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F    ☒    Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes        No    ☒

Wimm-Bill-Dann Commences Bottled Water Production

Opening of New Facility Marks Entry into Fast Growing New Market

_____________________________________________________________

Press Release

Moscow, March 13, 2003. Wimm-Bill-Dann Foods OJSC (NYSE: WBD) today officially launched its new bottled water factory in the Novgorod Region, which will become one of the largest and most modern mineral water facilities in European Russia. To date, the company has invested US$7.0 million in the plant. With  this greenfield project, Wimm-Bill-Dann now has 23 production facilities.

In line with the company’s development strategy, Wimm-Bill-Dann constructed a bottled water plant in the Novgorod Region. The plant occupies a territory of 5,500 square meters on 2.7 hectares of land.

The facility is equipped with state-of-the-art German blow-molding machines manufactured by SIG Corpoplast and Italian bottling lines made by SIG Simonazzi, capable of processing 360,000 liters per day. The water source was carefully selected for its location close to the northern border of the Valdai National Sanctuary, where the water has a unique composition and taste. It is being extracted from a 132-meter-deep well, and, unlike water in the Moscow Region, is rich in fluoride and contains no iron or other foreign substances.

Still and sparkling natural drinking water will be marketed under the ‘Sanctuary. Valdai’ brand in 0.5 and 1.5 liter PET bottles, and will soon be available in Moscow and St. Petersburg.

Sergei Plastinin, CEO of Wimm-Bill-Dann Foods OJSC, said in a statement: “As always, we are keeping in tune with the times. The launch of bottled water production is a response to the changing lifestyles and habits of Russian consumers”.

- ends -

For further enquiries contact:

Kira Kirioukhina,

Wimm-Bill-Dann Foods OJSC

16 Yauzsky Boulevard, Moscow, Russia

Phone: +7 095 733 9726/9727

Fax: +7 095 733 9725

E-mail: kiryuhina@wbd.ru

www.wbd.com

or

Edward Baumgartner

Shared Value Ltd

30 St James’s Square

London SW1Y 4JH

Phone: +44 20 7321 5010

Fax: +44 20 7321 5020

E-mail: ebaumgartner@sharedvalue.net

These materials are not an offer for sale of any securities of Wimm-Bill-Dann OJSC in the United States.  Any securities offered by Wimm-Bill-Dann OJSC in connection with this potential offering have not been and will not be registered under the United States Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an exemption from registration under the United States Securities Act of 1933, as amended.

Some of the information contained in this press release may contain projections or other forward-looking statements regarding future events or the future financial performance of Wimm-Bill-Dann Foods OJSC, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995.  We wish to caution you that these statements are only predictions and that actual events or results may differ materially.  We do not intend to update these statements to conform them to actual results.  We refer you to the documents Wimm-Bill-Dann Foods OJSC files from time to time with the U.S. Securities and Exchange Commission, specifically, the Company’s most recent Form 20-F.  These documents contain and identify important factors, including those contained in the section captioned “Risk Factors” in our Form 20-F, that could cause the actual results to differ materially from those contained in our projections or forward-looking statements, including, among others, potential fluctuations in quarterly results, and risks associated with our competitive environment, acquisition strategy, ability to develop new products or maintain market share, brand and company image, operating in Russia, volatility of stock price, financial risk management, and future growth.

NOTES TO EDITORS

Wimm-Bill-Dann Foods OJSC is a leading manufacturer of dairy and juice products in Russia. The company was founded in 1992.

The Company currently owns 23 manufacturing facilities in 19 locations in Russia and the Commonwealth of Independent States (CIS), as well as affiliates in 26 cities in Russia and the CIS. The company also distributes its products in Canada, Germany, Israel, the Netherlands, the UK and the United States through both its own distribution network and independent distributors.

Wimm-Bill-Dann has a strong and diversified branded portfolio with over 1,100 types of dairy products and over 170 types of juice, nectars and still drinks. The company currently employs over 17,000 people.

Wimm-Bill-Dann was rated second best out of 42 firms in terms of transparency in the S&P survey of leading Russian companies, and was rated fourth best in the latest Brunswick UBS Warburg survey of corporate governance in Russia.

Wimm-Bill-Dann was awared best European Equity Deal of 2002 by Euroweek and Institutional Investor magazines.

Valdai Region

The Valdai National Park is a pristine and ecologically clean region and has long been known for its unique natural resources.

Valdai is famous for its beauty and various measures have been taken to ensure preservation of this important resource, including a ban on logging and environmentally safe sewage treatment in the area. Valdai remains a favorite vacation spot for many Russians, and tourists continue to make the journey to see the area’s famed and restored Iversky Monastery.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

WIMM-BILL-DANN FOODS OJSC

		By:	/s/ Vladimir V. Preobrajensky
		Name:	Vladimir V. Preobrajensky
		Title:	Chief Financial Officer
Wimm-Bill-Dann Foods OJSC

Date:	March 13, 2003